FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period April 28, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SANPAOLO IMI GROUP

DECISIONS OF THE SHAREHOLDERS’ MEETING

Turin, 28 April 2006 - The Shareholders’ Meeting of SANPAOLO IMI S.p.A., meeting today in Piazza San Carlo, took the following agenda decisions:

Ordinary Meeting.

1.              approval of the financial statements for 2005 and distribution of income for the period: the Meeting approved the company financial statements and examined the consolidated financial statements of the Group at 31 December 2005. income for the period was  € 1,157,694,692 a shareholders’ dividend of  € 0.57 for each ordinary and preference (“privilegiata”) share which make up the equity capital: the dividend will be ex on 22 May and paid on 25 May.

Group consolidated net income at the end of 2004 was € 1,983 million, with an increase of 57.9% on 2004 and a RoE of 17.2%.

The Meeting also approved the increase in the Legal Reserve ( € 38,317,524.05);

2.              authorisation for the purchase and sale of own shares: the Meeting deliberated the renewal of the authorisation for the purchase of own ordinary shares, in line with current regulations, for 18 months and up to a maximum of further 180 million shares, at a price, net of ordinary accessory purchase charges, of not less than a minimum of 30% and  not more than a maximum of 10% against the reference price recorded in the trading session preceding each transaction. The amount of the  Reserve for the Purchase of own shares was also confirmed at 1,000 million euro, corresponding to the already existing Reserve. Own shares may also be used, in the context of incentive plans to employees of the Company;

3.              motions for Directors’ remuneration: the Meeting approved the criteria for the determination of the flexible part of  compensation of the Directors for 2006, pursuant to Article 15 of the Articles and By-Laws:

•                  when Group RoE (consolidated net income for the period/ consolidated accounting net shareholders’ funds calculated as the average at the end of the year) is 14.99% or less: 1 per 1,000 of the net income  indicated in the consolidated financial statements for the year;

•                  when RoE is more than 14.99%: 1 per 1,000 of net income (indicated in the consolidated financial statements for the year) which gives a RoE of 14.99%, plus 1.5 per 1,000 of net income in excess;

4.              change of Meeting Regulation: the Meeting approved the proposed changes to the Meeting Regulation to bring the text in line with current legislation and articles as well as to regulate the meeting more efficiently;

Extraordinary Meeting.

1.              unpaid increase in equity capital: the Meeting approved the unpaid increase in the equity capital of SANPAOLO IMI from € 5,249,561,340.80 to € 5,399,548,807.68 (€ 149,987,466.88), through taking an equal amount of the fixed assets Valuation Reserve – posted at € 168,418,756.02 in the Valuation Reserve in the financial statements to 31 December 2005 – with an increase in nominal value from €2.80 to € 2.88 of the 1,590,659,318 ordinary shares and 284,184,018 preference shares in circulation.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:

/s/ James Ball

Name: James Ball

Title: Head of International Strategy, London Branch

Date: April 28, 2006